UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) hereby announces that its Annual General Meeting of Shareholders (the “Meeting”) has been adjourned from Tuesday, April 28, 2026, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel, to Tuesday, May 5, 2026, at the same time and place, due to a lack of quorum.

On March 20, 2026, the Company furnished to the Securities and Exchange Commission a Report of Foreign Private Issuer on Form 6-K, including a proxy statement, which includes the full version of the proposed resolutions. See the proxy statement for more information regarding the Meeting and the agenda items.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: April 28, 2026	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer